Correspondence

June 1, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010

Attention:   John Hartz, Senior Assistant Chief Accountant

Re:	PURE Bioscience, Inc. Form 10-K for the Year Ended July 31, 2010 Form 10-Q for the Period Ended January 31, 2011 File No. 1-14468

Ladies and Gentlemen:

This letter sets forth the responses of PURE Bioscience, Inc., a Delaware corporation (the “Company,” “us” or “we”) in response to a letter of comment from the staff of the Securities and Exchange Commission (the “Staff”) to the Company dated May 20, 2011 (the “Staff Letter”).

The paragraphs below numbered 1 to 4 restate the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is our response to the Staff’s comment. Please note that in several of our responses we’ve included underlining format for emphasis in this letter only and that formatting will not be carried forward to our Form 10-Q or Form 10-K.

FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2010

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

As requested, we have provided in this letter examples of revisions to the Company’s future filings, including our interim filings.

PURE Bioscience, Inc.

Financial Statements
Notes to the Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies, page 29
Revenue Recognition, page 29

2.
We note your response to prior comment 4. Your response indicates that you record revenue when products are sold to Richmont Sciences, LLC, IV-7 Direct, and BASF rather than when the products are resold to third parties. Your response also indicates that you do not have any consignment sales. Please confirm and clarify your disclosures accordingly.

We confirm that we record revenue when products are sold to Richmont Sciences, LLC, IV-7 Direct, and BASF rather than when the products are resold to third parties. Additionally, we confirm that we do not have any consignment sales.

In our Form 10-Q for the Fiscal Period Ended April 30, 2011, we will include the following disclosure under the discussion of Sources of Revenue within Management’s Discussion and Analysis of Financial Condition and Results of Operations. The revised disclosure will also be included in future filings, including our Form 10-K, as applicable.

 “Under our agreement with Richmont, Richmont functions as a sales agent for PURE. We sell product directly to third parties, and pay Richmont a commission based on revenue collected from the third parties.

In addition to our sales agent agreement, in Fiscal 2010, IV-7 was launched direct to consumers via a direct sales channel, by a newly formed company called IV-7 Direct, an affiliate of Richmont.  PURE Bioscience, Inc. does not have an equity interest in either IV-7 Direct or Richmont.  Under this arrangement, we sell finished products at contracted unit prices to Richmont.

We record revenue when products are sold to our customers, including, but not limited to, Richmont Sciences, LLC, IV-7 Direct, and BASF, rather than when the products are resold to third parties. We do not currently have any consignment sales.”

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2011

General

3.	Please address the above comment in your interim filings as well, as applicable.

The Company intends to address the above comment in both interim and annual filings for future periods.

Liquidity and Capital Resources, page 19

4.
We note your response to prior comment 7. Your response indicates that as a result of the sales agreement you entered into with C.K. Cooper & Company on April 29, 2011 you now believe that you will have sufficient cash resources to satisfy your needs over the next 12 months. Please further clarify in your disclosures whether you have received any firm commitments to receive funding under this sales agreement. If not, please further expand your disclosures to address your basis for believing you will have sufficient cash resources as a result of this agreement.

PURE Bioscience, Inc.

We believe we will have sufficient cash resources as a result of our agreement with C.K. Cooper & Company based on proceeds already raised under this agreement, as well as historical trading volumes and market prices of our common stock supporting our ability to raise additional funds.

In our Form 10-Q for the Fiscal Period Ended April 30, 2011, we will include the following disclosure in the notes to the financial statements and in the Overview and Liquidity and Capital Resources sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations. The revised disclosure will also be included in future filings, including our Form 10-K, as applicable.

“On April 29, 2011, we entered into a Sales Agreement with C. K. Cooper & Company (“CKCC”), an investment banking firm, under which the Company may issue and sell shares of its common stock for consideration of up to $7.0 million, from time to time in an at the market equity offering program, with CKCC acting as our agent.  Sales of the common stock if any, under the program will depend upon market conditions and other factors to be determined by us and may be made in negotiated transactions or transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933. While future sales of our common stock are not guaranteed, and there are no firm commitments to receive funding under the program, based on proceeds received through the date of this report and the historical trading volumes and market prices of our common stock, we believe we will have sufficient cash resources as a result of our agreement with C.K. Cooper & Company. See Note 9 for information regarding sales of common stock subsequent to April 30, 2011.”

Additionally, in the Subsequent Events note (referenced as Note 9 above) of our Form 10-Q for the Fiscal Period Ended April 30, 2011, we will include the following disclosure.

Subsequent to the quarter ended April 30, 2011, as discussed further in Note 4, we received $3,013,867 from the sale of 2,365,129 shares of common stock at a weighted average price of $1.274 per share.  Our net proceeds were $2,878,175 after paying commissions and fees to C.K. Cooper totaling $135,692.

Please note that the amounts shown in the paragraph above were based on activity through May 31, 2011. The amounts reported in our Form 10-Q for the Fiscal Period Ended April 30, 2011 will vary as they will be based on data more current to the filing date of our Form 10-Q.

Please direct any further comments or questions to me at (619) 596-8600.

Sincerely,

/s/ Michael L. Krall
President, C.E.O. and Interim C.F.O.
PURE Bioscience, Inc.

cc: Nudrat Salik, Securities and Exchange Commission
Scott Stanton, Morrison & Foerster LLP
James Comito, Mayer Hoffman McCann P.C